Marlin Technology Corporation

338 Pier Avenue

Hermosa Beach, CA 90254

December 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Marlin Technology Corporation

Form S-1

Submitted November 24, 2020

CIK 0001823855

Ladies and Gentlemen:

This letter sets forth responses of Marlin Technology Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 7, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1

General

1.	Staff’s comment: Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Jennifer L. Lee at (212) 909-3021 of Kirkland & Ellis LLP.

Sincerely,

/s/ Doug Bayerd

Doug Bayerd

Via E-mail:

cc:	Christian O. Nagler

Jennifer L. Lee

Kirkland & Ellis LLP